Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the use in Post-Effective Amendment No. 1 to Registration Statement No. 333-146177 on Form S-1 of the JWH Global Trust of our report dated March 20, 2008 relating to our audits of the statements of financial condition, including the condensed schedules of investments, as of December 31, 2007 and 2006, and the related statements of operations, changes in unitholders’ capital for each of the three years in the period ended December 31, 2007 of JWH Global Trust, appearing in the Prospectus which is a part of such Registration Statement.

We also consent to the reference to our firm under the captions “Selected and Supplementary Financial Information” and "Lawyers; Accountants" in the Prospectus, which is part of this Registration Statement.

/s/ CF & Co., L.L.P.

Dallas, Texas
April 17, 2008